Exhibit 99.1

For immediate release

FDA Approves Alcon’s AcrySof® ReSTOR® Intraocular Lens

FORT WORTH, Texas – March 23, 2005 – Alcon, Inc. (NYSE: ACL), announced today that the U.S. Food and Drug Administration (FDA) has granted approval of its AcrySof® ReSTOR® intraocular lens (IOL) for cataract patients with and without presbyopia. This innovative lens uses a revolutionary apodized diffractive technology to give patients a full range of quality vision (near, intermediate and distance) that greatly increases their independence from glasses after surgery. The clinical studies supporting the approval showed that 80 percent of patients who received the AcrySof® ReSTOR® lens did not use glasses for any activities after cataract surgery.

The clinical results also showed that 84 percent of patients who received the AcrySof® ReSTOR® lens in both eyes achieved distance visual acuity of 20/25 or better and near visual acuity of 20/32 or better without correction by contacts or glasses while only 23 percent of the conventional or monofocal control group achieved this level. Near visual acuity of 20/32, or J2, means patients can read the very small stock quotes in the newspaper.

“Approval of the AcrySof® ReSTOR® lens is a significant event for Alcon that validates the extensive development work we have done to make it the best lens possible for all of a patient’s vision needs. We expect AcrySof® ReSTOR® to be a contributor to our growth in the coming years,” said Cary Rayment, president and chief executive officer, of Alcon, Inc.

Clinical investigators and other surgeons will make several presentations on the AcrySof® ReSTOR® lens in conjunction with the annual meeting of the American Society of Cataract and Refractive Surgeons in Washington, D.C. next month. The company will begin training surgeons on the lens in April and expects U.S. commercial shipments to begin in May.

Alcon, Inc. is the world’s leading eye care company with sales exceeding $3.9 billion in 2004. Global sales of its intraocular lenses, primarily the AcrySof® family of lenses, totaled more than $580 million in 2004. The AcrySof® brand of IOLs is the most frequently implanted lens in the world, with more than 21 million implants since its introduction in the early 1990s. Alcon, which has been dedicated to the ophthalmic industry for over 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. For more information on Alcon, Inc., visit the company’s web site at www.alconinc.com.

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Caution Concerning Forward-Looking Statements. This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, competition from other intraocular lenses already on the market or new lenses that may reach the market in the future, challenges inherent in new product manufacturing and marketing, litigation risks and government reimbursement, regulation and legislation. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:

Doug MacHatton (Alcon Investor Relations

and Strategic Corporate Communications)

800-400-8599

doug.machatton@alconlabs.com

www.alconinc.com